EMPRESAS ICA, S.A.B. DE C.V.

October 31, 2014

VIA EDGAR TRANSMISSION

Ms. Melissa N. Rocha

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re: Empresas ICA, S.A.B. de C.V.

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed April 30, 2014

File No. 1-11080

Dear Ms. Rocha:

By letter dated July 22, 2014, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the annual report on Form 20-F filed on April 30, 2014 by the ICA Corporation (Empresas ICA, S.A.B de C.V. or the “Company”). The Company is submitting via EDGAR responses to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below the comments.

(All amounts are expressed in thousands of Mexican pesos)

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 5. Operating and Financial Review and Prospects, page 46

A. Operating Results, page 48

  Please tell us the extent by which the operating losses in your corporate and other segment impacted your assessment of the recoverability of your real estate inventory assets, and in particular, your horizontal housing line, at December 31, 2013.

Response:

Our operating (loss) income included within the Corporate and other segment is composed as set forth below:

	Year Ended December 31,
	2013	2012	2011
Consolidated Corporate and other:	Ps. (290,534)	Ps. (628,676)	Ps. 176,572
Corporate	4,219	13	207,519
Real Estate	(5,718)	(10,321)	(9,521)
Housing:	(289,035)	(618,368}	(21,426)
Horizontal and other	(196,914)	(519,062)	1,016
Vertical	(92,121)	(99,306)	(22,442)

As shown in the above table, the operating losses in our Corporate and other segment stem mainly from our housing business, within which our horizontal housing line contributed the most significant operating losses, due primarily to the following:

•	In December 2012, as a result of classifying our housing business as available-for-sale, we performed an analysis of the fair value of the assets less their costs to sell; as a result of that analysis, we revised our valuation of our real estate inventory assets and recorded a loss of Ps.670 million. In 2013, when the Javer transaction was cancelled and the assets were no longer considered available-for-sale, we performed another assessment of the fair value of such assets, noting no impairment in 2013.
•	As a condition of the agreement to sell the assets to Javer signed in December 2012 ICA agreed to reduce its operations related to horizontal housing sales in order to be able to determine which assets would be transferred and in which phase of construction, in order to determine a final price for the Javer transaction. As a result of that condition, for the period from December 2012 to May 2013, horizontal housing sales were reduced; however, operating expenses remained fairly constant. When the transaction was ultimately cancelled in May 2013, we decided to reactivate our horizontal housing line operations in the second half of 2013. However we did not have sufficient financial resources to dedicate to the necessary continued significant construction until 2014.

•	Finally, beginning in February 2013 the Mexican National Housing Plan announced that it was in the process of establishing criteria with respect to sales of low and medium housing projects in Mexico, the determination of which types of sales would qualify and what the related financing offered by the government to Mexican citizens would be. However, the policies mentioned therein were not specific and were pending finalization. As a result of this ambiguity, many developers in Mexico substantially reduced their operations; as well, the credit markets were also affected by this situation as they slowed lending policies. ICA was likewise impacted by these circumstances. It was not until June 2013 that the Mexican government provides clarity regarding the national housing policies.

As a result of the transaction with Javer and the impact of the National Housing Plan as discussed above, we have experienced operating losses in the previous two years. Our sales in 2013, compared to sales shown in 2012, decreased by 75% as a specific result of these two factors. However, as a result of the cancellation of Javer and the reactivation of the housing line discussed above as well as final definition in 2013 of the National Housing Plan by the Mexican government, our projects indicate that a recovery in sales will be gradual, but sufficient to recover our investment in the related inventories. As an example, our horizontal housing sales for the first nine months of 2014 were 10% greater than horizontal housing sales for the year 2013. It is also important to mention that as a result of the transaction with Javer, we restructured certain of our administrative and management personnel; this has significantly reduced our costs to sell. For these aforementioned factors, we do not believe and have not estimated impairment in our horizontal housing line.

With respect to our vertical housing, such developments include a combination of projects in under construction and projects in operation. Pursuant to IFRS, certain costs related to the projects under construction are not capitalized, including costs related to marketing and sales. As an example, contributing to a significant portion of the losses in the vertical housing development is the Aak-Bal project (in Note 10 to our consolidated financial statements), which had operating losses of Ps.60,848 and Ps.70,854 for the years ended December 31, 2012 and 2013, respectively. These losses are mainly related to the fact that such project is being developed in phases, such that the revenues generated by the project have not yet achieved levels in excess of the marketing, sales and maintenance costs incurred as the phases continue their

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development and construction. We believe that as we continue to construct these inventories and complete additional phases, the project will enter a more mature phase whereby we will generate income within this segment.

We have been reviewing our budget plans for these types of projects on a more frequent basis in order to assess the recoverability of our real estate inventory assets as well as the expected return for projects of this nature.

B. Liquidity and Capital Resources, page 80

Indebtedness, page 84

  We note that several of your subsidiaries have debt which is guaranteed by your parent company. Please expand your narrative in future filings to disclose any related release provisions for such guarantees as applicable.

Response:

Pursuant to the Staff’s request, the Company will provide disclosure in its future filings on release provisions, if any, related to debt of its subsidiaries that is guaranteed by the parent company.

Derivative Financial Instruments, page 91

Other Derivatives, page 92

  We refer to your disclosure in the fourth paragraph whereby forward contracts entered into in 2012 “were restructured, modifying their maturity and strike price.” Please tell us how you accounted for this modification, your basis in accounting under IFRS and how this modification of the forward contract impacted your financial statements.

Response:

We consider our forward contracts, as disclosed in Note 26 and described in Note 31(f) to our consolidated financial statements for the year ended December 31, 2013 to be synthetic forward contracts. The purpose of entering into the forward contracts was to repurchase our own shares in the stock market. The purchase process is carried out as follows: For a period of approximately 30 days (the “period of coverage”), the counterparty purchases shares without exceeding 20% of daily volume in order to avoid influencing the market price of the shares. A weighted average strike price (Precio Promedio Ponderado or “PPP”) of all trades carried out in the Mexican Stock Exchange on the day of the purchase is designated as the purchase price.

Initially, we considered the synthetic forwards to be separate instruments, with a written put option that would be net settled in cash and a purchased call option with gross physical settlement. Our accounting in 2012 and 2013, as discussed below, followed that understanding.

Upon further review of the final confirmation sheets related to the instruments, we noted that both the written put and the purchased call contained settlement options, whereby we may settle both instruments on a gross or net basis, either in cash or through physical delivery of shares. Accordingly, we have subsequently considered that they are not separate instruments and should be accounted for as a single synthetic forward, as discussed below.

It is important to mention that these settlement options are determined based on our discretion, not that of the counterparty.

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Pursuant to IAS 32, paragraphs 26 and 27, we recognize that the existence of settlement options that include gross physical delivery would generally require an entity to recognize the gross liability for its obligation to deliver shares in exchange for cash.

However, we believe there is ambiguity within the standard whenever the settlement options are at the discretion of the issuer as to whether a gross liability should be recognized or if recognition of the forward as a derivative financial instrument is acceptable. Based on our understanding that in these instances, it has been acceptable for entities to elect an accounting policy, we have thus chosen an accounting policy to account for these types of transactions as derivative financial instruments, as we believe that this is more reflective of the substance of the transaction, given our ability to elect net settlement under the instrument.

In our 2013 and 2012 financial statements, we accounted for the put and call components of the synthetic forwards separately. Because we entered into the instruments with the intention to physically settle the call, we accounted for such component as an equity instrument while the put component was accounted for as a derivative financial instrument. Subsequent mark-to-market adjustments of the call and the put were recognized to equity and earnings, respectively. In reassessing our accounting treatment, we determined that because the call component grants us cash or physical settlement options, we are prohibited from recognizing the instrument in equity. Also, given that both the put and the call have the exact same settlement options, we determined that the two components in substance combine to form a synthetic forward and should be treated as one derivative financial instrument.

As noted in our 2013 20-F, during 2013, the instrument was restructured. The modification consisted of the extension of the maturity to February 2014 and a modification of the average strike price. As a result of the modification, we paid transaction costs of Ps.83,934 thousand, which we recognized in equity given that the call component to which the costs relate was accounted for as an equity instrument. As noted, above, given that treatment as equity was not correct, we noted that this treatment was also inadequate. In addition, during 2013, we continued to recognize the effects of the mark-to-market of the call and the put in equity and earnings, respectively.

We have presented below a summary of the effects that these errors would have on key line items in our statement of financial position as of December 31, 2013 and 2012 and the consolidated statements of income for the year ended in December 31, 2013.

	31-Dec-13	31-Dec-13	Difference	Percentage
	(as previously reported)	(as adjusted)

Current assets	Ps. 42,766,793	Ps. 42,766,793	Ps. -	0.00%
Non-current assets:	58,740,351	58,740,351	—	0.00%

Total assets	Ps. 101,507,144	Ps. 101,507,144	Ps . -	0.00%

Current liabilities	Ps. 38,620,330	Ps. 38,620,330	Ps. -	0.00%
Non-current liabilities	38,755,032	38,755,032	—	0.00%
Total liabilities	77,375,362	77,375,362	—	0.00%

Common stock	8,407,533	8,407,533	—	0.00%
Additional paid-in capital	7,140,502	7,157,653	17,151	0.24%
Earned capital:	3,028,385	3,011,234	(17,151)	-0.57%
Controlling interest	18,576,420	18,576,420	—	0.00%

Non-controlling interest	5,555,362	5,555,362	—	0.00%

Total stockholders’ equity	24,131,782	24,131,782	—	0.00%

Total liabilities and stockholders’ equity	Ps.101,507,144	Ps.101,507,144	Ps. -	0.00%

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Consolidated Statements of Income for the year ended December 31, 2013:

	Year ended December 31, 2013 (as previously reported)	Year ended December 31, 2013 (as adjusted)	Difference	Percentage

Operating income	Ps. 3,132,571	Ps. 3,132,571	Ps. -	0.00%

Financing cost and others	2,064,557	2,040,036	(24,521)	(1.19%)

Income tax benefit from continuing and discontinued operations	(354,337)	(335,171)	19,166	(5.41%)

Consolidated net income for the year	Ps. 1,422,351	Ps. 1,427,706	Ps. 5,355	0.38%

Consolidated net income attributable to:
Controlling interest	Ps. 423,552	Ps. 428,907	Ps. 5,355	1.26%
Non-controlling interest	998,799	998,799	—	0.00%

Consolidated net income for the year	Ps. 1,422,351	Ps. 1,427,706	Ps. 5,355	0.38%

Basic and diluted earnings per common share of controlling interest from consolidated net income	Ps. 0.695	Ps. 0.704	Ps. 0.009	1.26%

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Consolidated Statements of Financial Position as of December 31, 2012:

	December 31, 2012 (as previously reported)	December 31, 2012 (as adjusted)	Difference	Percentage

Current assets	Ps. 33,466,008	Ps. 33,466,008	Ps. -	0.00%
Non-current assets:	64,803,916	64,827,488	23,572	0.04%
Total assets	Ps. 98,269,924	Ps. 98,293,496	Ps. 23,572	0.02%

Current liabilities	Ps. 28,231,852	Ps. 28,231,852	Ps. -	0.00%
Non-current liabilities	49,604,171	49,597,735	(6,436)	(0.01%)
Total liabilities	77,836,023	77,829,587	(6,436)	(0.01%)

Common stock	8,370,958	8,370,958	—	0.00%
Additional paid-in capital	7,043,377	7,095,891	52,514	0.75%
Earned capital:	985,469	962,963	(22,506)	(2.28%)
Controlling interest	16,399,804	16,429,812	30,008	0.18%

Non-controlling interest	4,034,097	4,034,097	—	0.00%

Total stockholders’ equity	20,433,901	20,463,909	30,008	0.15%

Total liabilities and stockholders’ equity	Ps. 98,269,924	Ps. 98,293,496	Ps. 23,572	0.02%

Consolidated Statements of Income for the year ended December 31, 2012:

	Year ended December 31, 2012 (as previously reported)	Year ended December 31, 2012 (as adjusted)	Difference	Percentage

Operating income	Ps. 1,678,576	Ps. 1,678,576	Ps. -	0.00%

Income tax from continuing and discontinued operations	95,778	118,284	22,506	23.50%

Consolidated net income for the year	Ps. 1,529,231	Ps. 1,506,725	Ps. (22,506)	(1.47%)

Consolidated net income attributable to:
Controlling interest	Ps. 955,038	Ps. 932,532	$(22,506)	(2.36%)
Non-controlling interest	574,193	574,193	—	0.00%

Consolidated net income for the year	Ps. 1,529,231	Ps. 1,506,725	Ps. (22,506)	(1.47%)

Basic and diluted earnings per common share of controlling interest from consolidated net income	Ps. 1.575	Ps. 1.538	Ps. (0.037)	(2.36%)

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Based on the aforementioned analysis, we do not believe the impact to be a material prior period error.

After conducting the analysis recommended in Staff Accounting Bulletin No. 99, we do not believe the effects of these errors in either 2012 or 2013 to account for the instrument as one derivative financial instrument, are material.

First, such adjustments would not have a material quantitative effect on equity, assets or liabilities. As of December 31, 2012 and 2013, additional paid-in capital is understated by 0.75% and 0.24%, respectively. At December 31, 2012, assets are understated by 0.02% and liabilities are overstated by 0.01%, respectively.

Second, these adjustments would not have any effect on revenues or operating income, either on a consolidated basis or with respect to our segments. In our experience, we believe that investors and analysts generally use some measure of operating income to evaluate our performance. As this error does not mask any historical trends with respect to our revenues or operating income, we consider these adjustments will not affect these factors. We do not believe that the error would affect analysts’ expectations with regard to our financial information. Although net income is impacted in 2012, it is through income taxes, which are 23.50% overstated in 2012, which we do not believe would reasonably impact an investor’s decision over our financial information. Net income in 2013 is impacted, mainly with respect to the caption financing costs and income taxes. Overall net income for 2013 is overstated by Ps. 24,521 thousand, or 0.38% (1.19% overstated in financing costs and 5.41% in income taxes), which we also believe would not impact an investor’s decision over our financial information.

Third, these adjustments would not negatively affect any of our financial covenants, loan covenants or other contractual requirements related to our projects, nor would it impact any compensation paid to our executives under our bonus programs or affect our compliance with regulatory requirements.

Finally, our misstatement does not involve concealment of an unlawful transaction.

Consolidated Financial Statements, page F-1

General

  You disclose on page 84 that “certain of our subsidiaries and unconsolidated affiliates have entered into debt and other agreements containing restrictive covenants that limit the ability of such subsidiaries and affiliates to pay us dividends.” In this regard, please revise future filings to provide the disclosures required by paragraphs 13 and 22(a) of IFRS 12, as applicable.

Response:

Pursuant to the Staff’s request, the Company will, to the extent material, provide disclosure in its future filings to include the disclosures required by paragraphs 13 and 22(a) of IFRS 12.

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Note 7. Customers, page F-49

  We refer to your disclosure on page 93 that, “In recent years, our liquidity has also been adversely affected by the length of our average collection period for accounts receivable. Our average collection period for accounts receivable considered net of value-added tax was 301 days as of December 31, 2013, which is a 21% increase from 249 days as of December 31, 2012, primarily as a result of the delay in the collection related to certain construction projects.” We also note that your aging of past due, but not impaired, accounts over 360 days old, at December 31, 2013, has increased by 95% over the amount at December 31, 2012, but your allowance has decreased by 36% during the same period. Please tell us:

•	The reason for the increase in receivables that are past due by more than 360 days;
•	What receivables/projects comprise the balance that is past due by more than 360 days; and
•	How you determined that such receivables are collectible at December 31, 2013.

Response:

Upon revisiting Note 7(b), we noted that our disclosure regarding amounts past due but not impaired, was inaccurate. As can be seen in Note 7, a significant portion of our accounts receivable balance consists of cost and estimated earnings in excess of billings on uncompleted contracts. Our disclosure regarding amounts past due but not impaired over 360 days in our 2013 20-F includes cost and estimated earnings in excess of billings on uncompleted contracts as follows as of December 31, 2013 and 2012 as follows:

Project	Billings on contracts	Cost and estimated earnings in excess of billings on uncompleted contracts	December 31, 2013

Túnel Emisor Oriente (“TEO”)	Ps. 345,000	Ps. 263,855	Ps. 608,855
Grupo Mexicana de Aviación	198,000	—	198,000
Nuevo Necaxa Tihuatlan (“AUNETI”)	—	452,065	452,065
Arco Sur	11,790	686,142	697,932
Line 12	—	3,262,494	3,262,494
PAC 4	—	205,740	205,740
Ávila Camacho	—	164,785	164,785
FARAC	—	132,891	132,891
Queretaro Irapuato	180,979	—	180,979
Distributor Vial Puebla	—	447,160	447,160
Other	52,541	678,720	731,261

Total	Ps. 788,310	Ps. 6,293,852	Ps. 7,082,162

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Project	Billings on contracts	Cost and estimated earnings in excess of billings on uncompleted contracts	December 31, 2012

Túnel Emisor Oriente (“TEO”)	Ps. -	Ps. 74,012	Ps. 74,012
Grupo Mexicana de Aviación	202,000	—	202,000
La Yesca	824,461	—	824,461
Metro Line 12	9,616	1,840,742	1,850,358
Queretaro Irapuato	200,979	(9,701)	191,278
Other	139,057	358,829	497,886

Total	Ps. 1,376,113	Ps 2,263,882	Ps. 3,639,995

	December 31,
Main projects included in allowance for doubtful accounts:	2013	2012
Grupo Mexicana de Aviación	Ps. (198,000)	Ps. (202,000)
Line 12	(421,725)	(732,413)
Others	(277,085)	(466,856)

Total allowance for doubtful accounts	Ps. (896,810)	Ps. (1,401,269)

However, we do not invoice costs and estimated earnings in excess of billings on uncompleted contracts until there is an ability to do so under contractual terms, which is generally upon approval of the work-in-process by the customer. Accordingly, we inaccurately included costs and estimated earnings in excess of billings on uncompleted contracts within our past due but not impaired disclosure.

We have included below the disclosure as it was presented within our 2013 20-F as well as the modified disclosure considering the aforementioned factors:

Original disclosure:

	December 31,
	2013	2012
Up to 120 days	Ps. 3,352,068	Ps. 6,272,748

120 to 360 days	3,891,207	4,842,178
More than 360 days	7,082,162	3,639,995

	10,973,369	8,482,173

Total	Ps. 14,325,437	Ps. 14,754,921

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Modfied disclosure:

	December 31,
	2013	2012

Up to 120 days	Ps. 3,526,646	Ps. 2,532,639

120 to 360 days	773,323	1,288,447
More than 360 days	788,310	1,376,114

	1,561,633	2,664,561

Total	Ps. 5,088,279	Ps. 5,197,200

We do not believe that this modification in disclosure is material, considering such results would not have any quantitative effect on our financial information. We do not believe that it would mislead a reader of the financial statements with respect to our outstanding amounts owed under our contracts, as costs and estimated earnings in excess of billings form part of our overall receivables; given their nature, however, they are not considered past due.

We will modify our disclosure in future filings to take into consideration the aforementioned factors when considering our amounts past due but not impaired.

Accordingly, the detail of the amounts past due 360 days but not impaired as of December 31, 2013 and 2012, modified to take into consideration the aforementioned information, is as follows:

Project	December 31, 2013

Túnel Emisor Oriente (“TEO”)	Ps. 345,000
Arco Sur	11,790
Queretaro Irapuato	180,979
Other	52,541

Total	Ps. 590,310

Project	December 31, 2012

Túnel Emisor Oriente (“TEO”)	Ps. -
Metro Line 12	9,616
Queretaro Irapuato	200,979
Other	139,057

Total	Ps. 349,652

As can be seen from the above detail, the largest contributor to the increase in past due amounts is with respect to the Tunel Emisor Oriente. This increase is attributable to reconciliation of balances with the customer, a Mexican governmental agency, with respect to additional works and contract changes requested by them. We believe that we will recover this amount because we have the supporting documentation which includes approval with respect to the additional works executed.

With respect to determining the collectability of the accounts that are past due by more than 360 days, but not impaired as of December 31, 2013, we review the possibilities for recovery for each contract on a case by case basis under the individual terms of each contract including the process of authorization of each customer and the circumstances about the collectability.

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With respect to the increase in our costs and estimated earnings in excess of billings on uncompleted contracts, we note in general that in addition to contractual technical and operational facets, our construction process is also affect by the Mexican legal and economic framework, as described below.

▪	Our construction contracts are typically regulated by the legislation of various Mexican jurisdictions, which recognize the contractor’s right to receive payment for work completed. As a legal matter, the client owns projects in process and the contractor (e.g., ICA) is entitled to payment for these projects, even when payment might not occur until completion of the contract. Standard contract terms also establish the contractor’s right to receive payment for work completed. In addition, we have internal procedures in place that uphold the requirements of completed projects for our clients, such as the construction logbook, approvals of the physical progress by the client’s supervisor, work contracts and, when necessary, addendums and/or modifications to the foregoing. The reconciliation and recognition of work performed, in addition to pricing, is a slower process which may extend beyond one year.
▪	A significant portion of our public sector contracts are executed with state governments or governmental institutions. Recent changes in the federal administration have led to changes in the administrations of these state institutions, which has notably slowed the approval process related to work performed. As that process slows, the aging of the balances increases.

More specifically, the largest contributors are TEO, Arco Sur and Line 12. The reasons for the increase in the balances under the TEO project are similar to those described above.

With respect to Line 12, we note that for this project in particular, we considered the validity of our claims and the procedural status in which our claims were at the time of such evaluation. As noted in Item 8A., Legal and Administrative Proceedings as well as in Note 29 of our Consolidated Financial Statements, as of December 31, 2013 we were involved in a judicially mandated conciliation process with our client, a Mexican governmental agency. On December 13, 2013 we had agreed with our client to be bound by an expert opinion on technical and administrative matters related directly to the construction of the project and which make up the majority of our claim to the client, for which we believe we have sufficient evidence to indicate the validity of the account receivable. Therefore upon review of the merits of our claim as well as the legal procedural rules and circumstances related to our claim at the time, we made the determination that the receivable was not impaired. The January 2014 determination by the expert additionally validated our prior evaluation.

We believe that the amount of costs and estimated earnings in excess of billings on uncompleted contracts as disclosed in the aforementioned tables are current according to the status of projects, the documentation that supports the work performed, the progress of negotiations with the customer to reconcile balances for works such as additional works and contract changes, and the characteristics of our operation. Although costs and earnings in excess of billings may be outstanding for more than 365 days, based on the characteristics of our operation, we believe that we are able to collect within the normal course of operations under any of those contracts, given that most often times, they are outstanding as a result of contract changes and modifications, which are negotiated with and approved by the client. However, they generally have to go through various reconciliation and administrative processes which may take more time than originally estimated. However, as of year-end, our belief is that such processes will conclude within the following twelve months and thus have considered their classification as current as appropriate.

  We note from your risk factors that your allowance for doubtful accounts includes an allowance related to construction of the Metro Line 12. In light of your civil lawsuit against the Government Federal District, the Federal District Department of Works and Services and Proyecto Metro del Distrito Federal for additional and extraordinary costs with respect to such construction, as disclosed in Note 29, please tell us:
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•	How much of your billings on contract and allowance for doubtful accounts is attributable to Metro Line 12; and
•	How you have determined that the amount of your allowance is adequate given that costs and estimated earnings in excess of billings on uncompleted contracts is Ps.3,798 million at December 31, 2013 and your claim against the parties listed above is for Ps.3,835 million.

Response:

•	As of December 31, 2013, the receivable amount of billings on contract attributable to Metro Line 12 was Ps.3,798 million (Ps.536 million corresponding to balances of less than a year and Ps.3,262 million corresponding to balances of greater than one year—please see our response to Question 5). Ps.422 million in allowance for doubtful accounts was attributable to Metro Line 12.

•	As of December 31, 2013, we had conducted an evaluation of the recovery of receivables attributable to Metro Line 12, pursuant to which we determined that it was necessary to write-off Ps.330 million against the allowance for doubtful accounts.

The Ps.3,835 million amount included in the legal complaint related to Metro Line 12, which is disclosed in Note 29 to our consolidated financial statements, covers concepts such as interest and other claims in accordance with the contract and Mexican law in addition to the technical claims. Such amount also includes claims from the consortium, not only us. Accordingly, the amount of the claim will not correspond directly to the total amount of our accounts receivable related to the Metro Line 12 project.

Based on the considerations described above, as well as what is described in Note 29 to our consolidated financial statements, as of December 31, 2013 we determined we have the technical and legal means necessary to recover the accounts receivable associated with Metro Line 12. The fact that were are bound, together with our client, a Mexican governmental agency, by an expert opinion on technical and administrative matters related directly to the construction of the project, which make up the majority of our claim to the client, coupled with the documentary evidence maintained with respect to the additional and extraordinary works, we believe such amount is recoverable.

  We refer to your table of the changes in the allowance for doubtful accounts. Please tell us what the line item “application of the period” and the related amount refers to.

Response:

The line “application of the period” represents write-offs of accounts receivable, because we have determined that such amounts will not be recovered. These write-offs are accounted for with a corresponding decrease in the account receivable.

The line “cancellation of the period” represents recoveries of amounts that were previously reserved are recognized within results due to the fact that the account receivable was recovered and it is no longer necessary to account for it under allowance for doubtful accounts.

Upon review of the table in Note 7(d) to our consolidated financial statements on page F-51 of our Form 20-F for the year ended December 31, 2013, we noticed an inadvertent error in the table, which misstated the write-offs and recoveries line items for the year December 31, 2013. The write-offs and recoveries that impacted our allowance for doubtful accounts for the year ended December 31, 2013 were Ps.534,097 and Ps.70,301, respectively. Below, we present the table as it was included in our report on Form 20-F, with the

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corrections indicated therein (old amounts are struck with new amounts presented alongside them, and the original table presented below). In our next filing on Form 20-F for the year ended December 31, 2014, we will include a corrected table.

  In your table of cost and estimated earnings in excess of billings on uncompleted contracts at December 31, 2013, you show the balance attributable to Rio de los Remedios as non-current. However, on page 37, you disclose that Phase 3 was estimated to be completed in April 2014. In this regard, please tell us the reason why this project is classified as non-current if the project is completed or near completion.

Response:

On page 37 of our Form 20-F for the year ended December 31, 2013 and Note 7(c) to our consolidated financial statements for the year ended December 31, 2013, we describe the features of our contract with the Highway, Airports and Related and Auxiliary Services System of Mexico (Sistema de Autopistas, Aeropuertos, Servicios Conexos y Auxiliares del Estado de Mexico or “SAASCAEM”) for the construction of “Rio de los Remedios” highway, highlighting the payment, which includes a guaranteed return on investment of 10%, in addition to the guarantee of full recovery of our investment, including any financing within 30 years. Payment to us as consideration for construction will be based on toll charges implemented by the trust established by SAASCAEM. Accordingly, payment will be made to us over the period in which the trust earns the amount based on users of the toll road. As of December 31, 2013, this project has a balance of receivables for total amount of Ps.11,784 million, which is presented in non-current assets and this balance includes billings on contracts of Ps.8,792 million, guaranteed return on investment of Ps.2,296 million and cost and estimated earnings in excess of billings on uncompleted contracts for an amount Ps.696 million; the last two concepts composed the amount of Ps.2,992 million that is presented in non-current assets as cost and estimated earnings in excess of billings on uncompleted contract.

Once phase 3 of the project will complete and reconciled with SAASCAEM, cost and estimated earnings in excess of billings on uncompleted contracts will be reclassified to billings on contracts.

Note 17. Composition of ICA, page F-65

Changes in ICA’s ownership interests in subsidiaries – GACN, page F-67

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  With respect to management’s conclusion that ICA has effective control over GACN and therefore, continues to consolidate the entity, despite the reduction in your voting rights from 54.37% to 41.38%, please provide us a comprehensive analysis of how you determined that you have control over GACN and should consolidate GACN under IFRS 10. Your response should specifically address the following:
•	Identify the “relevant activities” that you “administer” which led you to believe you have control and consolidation is appropriate;
•	Identify how decisions about the relevant activities are made, including whether you have agreements with other vote holders regarding the relevant activities;
•	Discuss whether you are exposed to variability in returns; and
•	Whether there is a link between power and returns.

Response:

Accounting Analysis under IFRS 10 Consolidated Financial Statements

Aeroinvest, S.A. de C.V. (“Aeroinvest”), our wholly-owned subsidiary, directly owns 24.68% of the capital stock of Grupo Aeroportuario del Centro Norte, S.A. de C.V. (“GACN” or the “Company”). Aeroinvest also directly owns 74.5% of the capital stock of Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”), which in turn owns 16.70% of the capital stock of GACN. The Quintana family, who are our largest shareholders and affiliates of us and Aeroinvest, also directly own 6.07% of the capital stock of GACN.

The table below sets forth the principal shareholders of GACN.

	Number of Shares			Percentage of Issued and Outstanding Capital
Identity of Shareholder	B Shares	BB Shares	Total Shares	B Shares	BB Shares	Total Shares
Aeroinvest	98,702,700	—	98,702,700	24.68%	—	24.68%
SETA	8,000,000	58,800,000	66,800,000	2.00%	14.70%	16.70%
Quintana Family	24,287,210	—	24,287,210	6.07%	—	6.07%
Public(1)	210,201,090	—	210,201,090	52.55%	—	52.55%
Total			400,000,000			100.00%

The relevant activities of GACN that significantly affect its returns and that we control through Aeroinvest include:

•	Negotiation of airline, passenger and cargo services contracts and the related fees, to the extent there are fees associated with those services that are not regulated by the government, and fees within the maximum tariff that are approved by the government;
•	Management and oversight of GACN’s airport concessions;
•	Development of commercial activities related to GACN's airport concessions;
•	Acquisition of new concessions and airport projects;
•	Procurement of financing for new projects or remodeling of airports under current concessions;
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•	Investments in non-aeronautical services such as industrial parks; and
•	Allocation and distribution of profits of GACN or subsidiaries.

GACN’s bylaws establish that the major decisions of GACN, including the determination of business strategy and budget are entrusted to the GACN board of directors (the “Board of Directors” or “Board”). The affirmative vote of the directors appointed by SETA (as described below) is required for major decisions of GACN including the election of the chief executive officer of GACN, approval of GACNs management structure and any amendments thereto, approval of the business plan and the investment budget on an annual basis, including master development plans for airports, entry into material financing arrangements and execution of material asset acquisitions and sales.

The relevant day-to-day activities of GACN are directed by GACN’s senior management, which as noted above, is approved by the Board of Directors of GACN.

GACN’s Board of Directors consists of a minimum of 11 members.

Designation rights for the election of the minimum 11 board members are allocated pursuant to (i) the GACN bylaws, which give SETA the right to designate three board members and (ii) Mexican securities law, which grants each holder or holders of 10% or more of the capital stock of a company the right to designate one board member for each 10% interest they own, as follows:

1.	Aeroinvest and its affiliates designate five board members:

a.	Two board members, through Aeroinvest’s status as direct holder of 24.68% of GACN’s capital stock, and
b.	Three SETA-designated board members, through Aeroinvest’s status as holder of 74.5% of SETA, which as holder of 100% of the BB shares of GACN, has the right to designate three members pursuant to GACN bylaws.

2.	One other shareholder (Aberdeen Asset Management plc or “Aberdeen”) that is not affiliated with us is entitled to designate one director under Mexican law by virtue of owning 14.3% of the capital stock of GACN.

3.	The remaining public investors are entitled to designate three directors by virtue of owning the remaining 38.25% of public float. However, we are not aware of any public investor owning 10% or more of our shares; nor are we aware of any agreements among them, or in conjunction with Aberdeen, to vote in block.

4.	Any remaining board members are nominated for election by the existing directors and elected by majority vote of the voting shares at the GACN shareholders’ meeting.

Accordingly, we have the right to designate five of the 11 directors of GACN, and we determined that we exercise “de facto” control based on our large shareholding in comparison to that of the remaining shareholders as well as the number of parties that would need to act together to outvote us, in accordance with the following analysis:

First as of December 31, 2013, Aberdeen is the only other investor that has the right to individually designate a director, due to its 14.3% direct investment in GACN. Aberdeen, which files a Form 13-G with the SEC reflecting passive investment intent, has not exercised that right.

Second, the remaining shareholders are widely dispersed such that it is unlikely and remote that they would arrive at an agreement amongst themselves and with Aberdeen regarding the election of directors of the board.

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Finally, the majority of the existing directors that nominate the candidates for the remaining board seats are elected by Aeroinvest (either directly or indirectly through SETA). Accordingly, Aeroinvest designates all directors, via de facto control.

It is also worth mentioning that as of December 31, 2013, the majority of directors were, in fact, designated by us at the shareholders meeting held on April 16, 2013, either directly or through our affiliates, as a result of our prior shareholdings. Pursuant to the current bylaws of GACN in existence as of such date, once the board members are elected, they remain on the board for one year unless removed due to death or incapacitation, resignation, applicable law or termination by 51%, (excluding the three SETA-appointed directors) of voting shares pursuant to Article 15 thereof. Because under Article 25 of the GACN bylaws, none of the other current shareholders had the right to call a meeting for a period of one year, Aeroinvest by having appointed a majority of the Board, effectively controlled the Board and major Board decisions as of December 31, 2013.

In addition to the dispersion of investors as analyzed above, we believe the following are other factors that indicate our “de facto” control over GACN:

•	Aeroinvest holds significant appointment rights with respect to management of GACN, including the ability to appoint the CEO, the chief financial officer (“CFO”), the general counsel, and the human resources manager of GACN. We believe this is further evidence of de facto control by us over GACN.
•	The majority of the members of the investee’s governing body are related parties us. Of the 11 members of GACN’s Board, six of them in 2013 were also members of our board. One is our current CEO, and one is a current Vice President. Additionally three members of GACN’s board were formerly on our board two of which were previously our Executive Vice President and CEO. In addition, the current GACN CFO was previously employed by us.

As a result of the 2014 GACN shareholders meeting the composition of the Board remained the same.

Exposure to variable returns:

F

With regard to variable returns of GACN, Aeroinvest has exposure through (i) its 24.68% equity investment in GACN, (ii) its ability to declare GACN dividends, which may be issued by favorable vote of a simple majority of the series BB shares (of which Aeroinvest owns 74.5%), and (iii) the remuneration that SETA receives for services provided to GACN under a technical assistance and technology transfer contract, under which Aeroinvest, through SETA, is paid fees that vary based on GACN’s annual operating profit.

Conclusion:

Based on our analysis above, we believe that we possess the power to direct the relevant activities of GACN, in order to affect the returns to which we are exposed, based on de facto control, and therefore have concluded it appropriate to consolidate GACN under IFRS 10. However, we will continue to evaluate our ability to consolidate under a de-facto argument in our 2014 consolidated financial statements.

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
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•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge U. Juantorena at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758.

[Signature page follows]

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    Sincerely,

/s/ Rodrigo A. Quintana K

Rodrigo A. Quintana K.

General Counsel

cc: Alonso Quintana Kawage

The ICA Corporation

Victor Bravo Martin

The ICA Corporation

Jorge U. Juantorena

Cleary Gottlieb Steen & Hamilton LLP

Arturo García Chávez

Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu Limited

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